Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: August 5, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on July 9, 2004, Wachovia filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia—Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following news release was issued by Wachovia and SouthTrust

Media Contacts:

Mary Eshet

704-383-7777

Alison Rice

704-383-5644

David M. Oliver

205-254-4716

Press Release – August 5, 2004

SOUTHTRUST AND WACHOVIA ANNOUNCE

COMMUNITY PLAN FOR PROPOSED MERGER

Plan Developed with Community Input Targets Broad Array of Community Needs

(Charlotte, N.C.; and Birmingham, Ala.) – SouthTrust Corporation and Wachovia Corporation today announced a community plan for their proposed merger. The plan, which includes a financial commitment of more than $75 billion over five years, is designed to address community needs in states affected by the merger. This commitment is more than twice the size of the one made at the time of the First Union/Wachovia merger in 2001.

Wachovia and SouthTrust announced their agreement to merge on June 21, and the transaction is expected to be completed in the fourth quarter of 2004, subject to normal regulatory approvals and shareholder approvals.

The plan was developed with extensive community input. SouthTrust and Wachovia talked with representatives of more than 300 community groups to learn about community needs in the areas expected to be impacted by the merger. In addition, other sources, including SouthTrust management and Wachovia’s Community Development Advisory Council – a group of national and regional leaders in the community development field – provided guidance on the design of the plan.

“SouthTrust and Wachovia have long histories of commitment to their communities,” said Ken Thompson, chairman, president and CEO of Wachovia. “This plan builds on our legacy of community excellence and extends the reach of our community development program into new markets. We look forward to working with our community partners to continue our tradition of helping the neighborhoods where we do business become healthy, vibrant places to live, work and play.”

“This announcement demonstrates that together, SouthTrust and Wachovia’s commitment to our communities will be stronger than ever,” said Wallace Malone, chairman and CEO of SouthTrust. “We are proud to provide the time and talent of our employees and such significant financial and educational capital toward making our communities better.”

Highlights of the plan, which would go into effect upon completion of the merger, include:

•	$45 billion in small business loans.

•	$15 billion in affordable mortgages.

•	$7.5 billion in low- to moderate-income consumer loans.

•	$7.5 billion in community development loans and investments.

•	$100 million in support of philanthropic activities.

•	Up to $5 million in down payment mortgage assistance.

•	$2 million in technical assistance to minority-owned small businesses.

•	$1 million in support of small business resource centers, incubators and microenterprise entities.

•	Expanding small business and consumer access into community markets.

•	Providing 10,000 homebuyers with education about homeownership.

•	Reaching more than 50,000 consumers through financial literacy programs and creating new satellite technology labs in at-risk neighborhoods.

•	Continuing support for Wachovia’s Time Away from Work for Community Service policy – which provides 4 hours per month (or 6 days per year) of paid time for employees to volunteer in their communities.

•	Expanding Wachovia’s Community Development Advisory Council with additional community leaders.

•	Promoting an environment that ensures fair lending.

•	Cultivating and maintaining a diverse workforce to build stronger relationships with our diverse customer base and communities.

The plan covers activities occurring in states affected by the proposed merger, including: Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. Targets have been established for lending and investing on a state-by-state basis. For more information about the plan, including how it will affect individual states, please visit www.wachovia.com/communityplan or www.southtrust.com.

The merger of SouthTrust and Wachovia will bring together two strong community development programs. Wachovia has an “outstanding” Community Reinvestment Act (CRA) rating from the Office of the Comptroller of the Currency. SouthTrust has a “satisfactory” CRA rating from the Federal Reserve Bank of Atlanta.

Both companies have received recognition for their community development accomplishments. Wachovia is the number one community development lender in the nation, according to data released by the Federal Financial Institutions Examination Council. SouthTrust has been recognized for four consecutive years as the Servicer of the Year by the Alabama Housing Finance Authority. Wachovia has been honored with the Fannie Mae Community HERO Award, which recognizes creativity and leadership in mortgage and community lending. SouthTrust has been honored by Fortune magazine as one of the top ten most admired super-regional banks. Wachovia received a “B” grade – the highest in the financial services industry in the NAACP’s most recent Economic Reciprocity Initiative rankings.

During 2003, SouthTrust and Wachovia, each, in the aggregate:

•	Helped more than 500 lower-income families become homeowners each week.

•	Loaned $19.6 billion to more than 93,000 entrepreneurs and farmers to help them start or expand their small businesses and farms.

•	Extended $1.8 billion in loans to consumers in low- to moderate-income geographies.

•	Provided financial education and counseling to more than 15,000 low- to moderate-income seminar attendees.

•	Performed more than 575,000 hours of employee volunteer community service.

Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail, brokerage and corporate customers throughout the East Coast and the nation, with assets of $418.4 billion, market capitalization of $58.3 billion and stockholders’ equity of $32.6 billion at June 30, 2004. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 12 million client relationships (including households and businesses), primarily in 11 East Coast states and Washington, D.C. Its full-service retail brokerage firm, Wachovia Securities, LLC, serves clients in 49 states. Global services are provided through 32 international offices. Online banking and brokerage products and services also are available through Wachovia.com.

SouthTrust Corporation (www.southtrust.com) is a $52.9 billion regional bank holding company with headquarters in Birmingham, Ala. SouthTrust operates 736 banking and loan offices and 890 ATMs in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. The company offers a complete line of banking and other related financial services to commercial and retail customers. SouthTrust is a Forbes Platinum 400 company that trades on the NASDAQ Stock Market under the symbol SOTR. The company is listed on the S&P 500 index and the Keefe, Bruyette & Woods BKX Index.

Additional Information

The proposed transaction will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on July 9, 2004, Wachovia filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports – SEC Filings”. You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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